Ex. 99.28(d)(49)(ii)

Amendment to Amended and Restated Sub-Advisory Agreement Between

Jackson National Asset Management, LLC and Victory Capital Management Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Victory Capital Management Inc., a corporation organized in the State of New York and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of September 13, 2021 and Amended and Restated effective August 30, 2024 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain series (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A of the Agreement, for the portion of each Fund’s assets allocated to the Sub-Adviser.

Whereas, pursuant to the Agreement, the Adviser agreed to pay sub-advisory fees as set forth on Schedule B to the Agreement to the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust has approved termination of Victory Capital Management Inc. as the Sub-Adviser for a strategy of the JNL Multi-Manager Small Cap Growth Fund of the Trust, effective August 28, 2025.

Whereas, the Parties have agreed to amend Schedule A and Schedule B of the Agreement to remove the JNL Multi-Manager Small Cap Growth Fund and its fees, effective August 28, 2025.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated August 28, 2025, attached hereto.

2)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated August 28, 2025, attached hereto.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective August 28, 2025.

Jackson National Asset Management, LLC		Victory Capital Management Inc.

By:	/s/ Emily J. Bennett	By:	/s/ Michael D. Policarpo
Name:	Emily J. Bennett	Name:	Michael D. Policarpo
Title:	VP and Deputy General Counsel	Title:	President, CFO & CAO

Schedule A

Dated August 28, 2025

Funds
JNL Multi-Manager Mid Cap Fund*

*For the portion of the Average Daily Net Assets managed by Victory Capital Management Inc.

A-1

Schedule B

Dated August 28, 2025

(Compensation)

JNL Multi-Manager Mid Cap Fund
Average Daily Net Assets	Annual Rate
[Fees Omitted1]

1 For the portion of the Average Daily Net Assets of the JNL Multi-Manager Mid Cap Fund managed by Victory Capital Management Inc.

B-1